UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: February 25, 2019

(Date of earliest event reported)

Alzamend Neuro, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of
Incorporation or Organization)

3802 Spectrum Blvd., Suite #112C, Tampa, FL 33612

(Full mailing address of principal executive offices)

(844) 722-6333

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value 0.0001 per share

ITEM 7.01	REGULATION FD DISCLOSURE.

Alzamend Neuro Inc., a Delaware corporation (the “Company”) will participate in a series of private meetings during the week of February 25 through February 28, 2019 in the Greater New York area. The Company will have Stephan Jackman, its CEO and Milton “Todd” Ault, III, its Executive Chairman, discuss the contents of two presentations prepared by the Company (the “Corporate Presentation”) at each of these meetings. The Corporate Presentation includes an overview of the Company and its management team, provides some updates on the Company’s business progress and its prospective plans for 2019 and beyond, and an overview of the company’s therapeutic treatments targeting Alzheimer’s disease, which is attached hereto as Exhibit 99.1 and Exhibit 99.2.

The information contained in this Current Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U is not intended to, and does not, constitute a representation that such furnishing is required by Regulation FD or that the information contained in this Current Report on Form 1-U constitutes material investor information that is not otherwise publicly available.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

The following exhibits are furnished herewith:

Exhibit No.	Description
99.1	Corporate Presentation
99.2	Corporate Presentation - LiProSal

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Alzamend Neuro Inc.

By: /s/	Stephan Jackman, CEO
(Signature and Title)

Date: February 25, 2019